June 5, 2012

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:	EQT Midstream Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed April 4, 2012
File No. 333-179487

Ladies and Gentlemen:

Set forth below are the responses of EQT Midstream Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 20, 2012, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Partnership filed an exhibits-only Amendment No. 2 to the Form S-1 on May 10, 2012 via EDGAR and is concurrently filing Amendment No. 3 to the Form S-1 (the “Registration Statement”) via EDGAR.  Five marked copies of the amendment are included to facilitate your review.  In addition, we supplementally advise the Staff that we have filed a revised form of the Exhibit 8.1 opinion with the amendment in response to the comments received orally from the Staff.

Capitalization, page 57

1.                                      We note that you removed the double underline from the balance for cash and cash equivalents.  If you continue to present a line item showing your balance for cash and cash equivalents, please revise to clearly indicate that cash and cash equivalents are not part of your capitalization.

Response:  In response to the Staff’s comment, we have revised the Registration Statement to include the double underline to clearly indicate that cash and cash equivalents are not part of our capitalization.  Please see page 60.

EQT Midstream Partners LP Unaudited Pro Forma Financial Statements, page F-2

2.                                      We note your disclosure on page F-2 that the pro forma financial statements now include the issuance of restricted units to your independent directors and certain key employees of EQT in conjunction with this offering.  Please tell us how you considered quantifying the value of this stock-based compensation and clearly indicating that the related expense is not included in the pro forma income statement.  Refer to Rule 11-02(b)(5) of Regulation S-X.

Response:  The stock-based compensation will be phantom units and performance units, thus, the Partnership will quantify the initial value of this stock-based compensation by multiplying the number of units granted by the publicly traded market price of the common units on the grant date.  In recognition of the Staff’s comment, we have revised the Registration Statement to clearly indicate that no additional expense related to this stock-based compensation is included in the pro forma income statement.  Please see page F-6.

EQT Midstream Partners Predecessor Financial Statements, page F-8

Report of Independent Registered Public Accounting Firm, page F-8

3.                                      The independent accountants’ report indicates that the audits were conducted in accordance with “auditing standards” of the Public Company Accounting Oversight Board.  Since these are the financial statements of the predecessor to the issuer, please obtain an audit that complies with all of the standards of the Public Company Accounting Oversight Board; otherwise, please explain in detail why you believe it is appropriate for the audit of the predecessor’s financial statements to comply only with the auditing standards.

Response: The independent accountants’ report in the Registration Statement has been revised.  Please see page F-9.

Balance Sheets, page F-9

4.                                      We note that in response to comment 7 in our letter dated March 13, 2012, you revised the unaudited pro forma financial statements and related footnotes.  Consistent with the guidance in SAB Topic 1B.3, please present a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds alongside your historical balance sheet in the filing.  Additionally, to the extent that the distribution exceeds the current year’s earnings, please present pro forma per share data within your historical financial statements.  We will not object if you also present this information within your separate unaudited pro forma financial statements.

Response:  In response to the Staff’s comment, we have revised the Registration Statement to provide a pro forma balance sheet reflecting the distribution accrual alongside our March 31, 2012 balance sheet on page F-29.  Additionally, we have provided pro forma per share data within our historical financial statements on pages F-11, F-19 and F-30 as the distribution exceeds the current period’s earnings.  We have also presented this information within our separate unaudited pro forma financial statements on page F-8.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (412) 553-5863 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

EQT MIDSTREAM PARTNERS, LP

By:	EQT Midstream Services, LLC,
its general partner

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President
and Chief Financial Officer

Enclosures

cc:	Josh Davidson, Baker Botts L.L.P.
Laura Tyson, Baker Botts L.L.P.
David Oelman, Vinson & Elkins L.L.P.
Jason Niethamer
Jennifer Thompson
Charles Lee
Dietrich King